Exhibit 99.1

Nano Dimension Sells DragonFly® IV to Northeastern University

The Purchase by a Leading University Exemplifies Continued Demand for Innovation in 3D Printed Electronics

Waltham, Mass, Dec. 21, 2022 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers, announced today the sale of its newest AME system, the DragonFly® IV, to Northeastern University.

This transaction demonstrates the Company’s success in supporting academic institutions, who are most often at the forefront of innovation. Northeastern University will be the first Massachusetts-based university to acquire this technology. Nano Dimension moved its U.S. based offices to the Boston area earlier this year to put its hi-tech solutions at the center of one of the world’s leading innovation hubs.

The DragonFly IV® system and specialized materials serve cross-industry High-Performance-Electronic-Devices (Hi-PEDs®) fabrication needs by simultaneously depositing proprietary conductive and dielectric substances, while integrating in-situ capacitors, antennas, coils, transformers, and electromechanical components. The outcomes are Hi-PEDs® which are critical enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. In addition, these products enable iterative development, IP safety, fast time-to-market, and device performance gains.

Dale Baker, Nano Dimension President of Americas and Head of Worldwide Sales & Marketing, said, “We are pleased that Northeastern University has chosen our latest electronics 3D printer, and we appreciate their confidence in our technology and products. We are committed to supporting the students and faculty of this leading institution as they explore and develop the concept three-dimensional design.”

About Northeastern University

Founded in 1898, Northeastern is a global research university and the recognized leader in experience-driven lifelong learning. Our world-renowned experiential approach empowers our students, faculty, alumni, and partners to create impact far beyond the confines of discipline, degree, and campus.

Our locations – in Boston; the Massachusetts communities of Burlington and Nahant; Charlotte, North Carolina; London; Portland, Maine; San Francisco; Seattle; Silicon Valley; Toronto; and Vancouver – are nodes in our growing global university system. Through this network, we expand opportunities for flexible, student-centered learning and collaborative, solutions-focused research.

Northeastern’s comprehensive array of undergraduate and graduate programs – -on-campus, online, and in hybrid formats – lead to degrees through the doctorate in nine colleges and schools. Among these, we offer more than 140 multi-discipline majors and degrees designed to prepare students for purposeful lives and careers.

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to disrupt electronics and mechanical manufacturing with an environmentally friendly & economically efficient electronics and precision additive manufacturing Industry 4.0 solution - transforming digital designs into functioning electronic and mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses continued demand for innovation in 3D printed electronics, innovation in academia and the commitment to support the students and faculty of Northeastern University as they explore and develop three-dimensional design. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Laine Yonker, Investor Relations, Edison Group | lyonker@edisongroup.com